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                                                                                           Thomas S. Clark
                                                                                           Vice President and Corporate Counsel
                                                                                           Law Department

                                                                                           The Prudential Insurance Company of America
                                                                                           One Corporate Drive
                                                                                           Shelton, CT 06484
                                                                                           Tel 203 925 6960  Fax 215 658 5165
                                                                                           thomas1.clark@prudential.com

VIA EDGAR TRANSMISSION

July 23, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:      Pruco Life Flexible Premium Variable Annuity Account ("Registrant")
         Pruco Life Insurance Company ("Depositor")
         Response to Commission Staff Comment on
         Registration Statement on Form N-4
         File Nos. 333-144639; 811-07325

Members of the Commission:

In connection with the above-referenced Registration Statement, set out below is the Registrant's response to a comment from the
Commission staff ("Staff"), which comment the Staff provided to the Registrant verbally on July 18, 2007, in response to the
Registrant's filing of the Registration Statement on July 17, 2007.

                                                       RESPONSE TO STAFF COMMENT

Comment:  The disclosure on pages 23-24 under the paragraph entitled "May I Return My Annuity If I Change My Mind?" still suggests that a contract owner is not entitled to Surrender Value during the right to cancel period.  It is possible that Surrender Value could be greater than Purchase Payment(s) during the right to cancel period.  Please clarify the disclosure.

         Response:  Disclosure on page 23-24 has been revised to add the following additional paragraph immediately after the paragraph entitled "May I Return My Annuity If I Change My Mind?"

                  "If we are required to return your Purchase Payment(s) during the right to cancel period, and your Surrender Value is greater than your Purchase Payments(s) at the time of your request, you should consider whether you should instead surrender your contract for its Surrender Value, instead of exercising your right to cancel to receive
                  Purchase Payment(s)."

The Registrant represents it will include the above disclosure change when it files the definitive prospectus pursuant to Rule 497 of the Securities Act of 1933 after the effective date of the Registration Statement.

We appreciate your attention to the Registration Statement. If you have any questions, please do not hesitate to call me at
203-925-6960.  Thank you.

Very truly yours,

/s/ Thomas S. Clark

Thomas S. Clark